

**BARBARA K. CEGAVSKE**
**Secretary of State**
**202 North Carson Street**
**Carson City, Nevada 89701-4201**
**(775) 684-5708**
**Website: www.nvsos.gov**
**www.nvsilverflume.gov**

| Filed in the Office of | Business Number **E8174282020-2** |
|---|---|
| *Barbara K. Cegavske* | Filing Number **20200817427** |
| Secretary of State State Of Nevada | Filed On **07/29/2020 16:06:39 PM** |
| | Number of Pages **4** |

# Formation - Profit Corporation

☑ NRS 78 - Articles of Incorporation Profit Corporation     ☐ NRS 80 - Foreign Corporation     ☐ NRS 89 - Articles of Incorporation Professional Corporation

## ☐ 78A Formation - Close Corporation

(Name of closed corporation MUST appear in the below heading)

Articles of Formation of _____ a close corporation (NRS 78A)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGH LIGHT

| **1. Name of Entity:** (If foreign, name in home jurisdiction) | **ECO ALLIES INC.** |
|---|---|

**2. Registered Agent for Service of Process:** (Check only one box)

☑ Commercial Registered Agent (name only below)    ☐ Noncommercial Registered Agent (name and address below)    ☐ Office or position with Entity (title and address below)

THE CORPORATE PLACE, INC.

Name of Registered Agent **OR** Title of Office or Position with Entity

| 601 E CHARLESTON BLVD STE 100 | LAS VEGAS | Nevada | 89104 |
|---|---|---|---|
| Street Address | City | | Zip Code |
| | | Nevada | |
| Mailing Address (If different from street address) | City | | Zip Code |

**2a. Certificate of Acceptance of Appointment of Registered Agent:**

*I hereby accept appointment as Registered Agent for the above named Entity. If the registered agent is unable to sign the Articles of Incorporation, submit a separate signed Registered Agent Acceptance form.*

X   The Corporate Place, Inc.      07/29/2020

Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity    Date

**3. Governing Board:** (NRS 78A, close corporation only, check one box; if yes, complete article 4 below)

This corporation is a close corporation operating with a board of directors    ☐ Yes **OR** ☑ No

**4. Names and Addresses of the Board of Directors/ Trustees or Stockholders**

(NRS 78: Board of Directors/ Trustees is required.

NRS 78a: Required if the Close Corporation is governed by a board of directors.

NRS 89: Required to have the Original stockholders and directors. A certificate from the regulatory board must be submitted showing that each individual is licensed at the time of filing. See instructions)

1) **Michael Hippert**
Name

| 601 E Charleston Blvd Ste 100 | Las Vegas | NV | 89104 |
|---|---|---|---|
| Address | City | State | Zip Code |

2) **Glenn Kirk**
Name

| 601 E Charleston Blvd Ste 100 | Las Vegas | NV | 89104 |
|---|---|---|---|
| Address | City | State | Zip Code |

3) **Steven Williams**
Name

| 601 E Charleston Blvd Ste 100 | Las Vegas | NV | 89104 |
|---|---|---|---|
| Address | City | State | Zip Code |

4) **James Gaspard**
Name

| 601 E Charleston Blvd Ste 100 | Las Vegas | NV | 89104 |
|---|---|---|---|
| Address | City | State | Zip Code |

5) **Max McDade**
Name

| 601 E Charleston Blvd Ste 100 | Las Vegas | NV | 89104 |
|---|---|---|---|
| Address | City | State | Zip Code |

| | 6) **Jack Honour** | | | |
|---|---|---|---|---|
| | Name | | | |
| | **601 E Charleston Blvd Ste 100** | **Las Vegas** | **NV** | **89104** |
| | Address | City | State | Zip Code |

| **5. Jurisdiction of Incorporation:** (NRS 80 only) | **5a.** Jurisdiction of incorporation: | **5b.** I declare this entity is in good standing in the jurisdiction of its incorporation. ☐ |
|---|---|---|

**BARBARA K. CEGAVSKE**
**Secretary of State**
**202 North Carson Street**
**Carson City, Nevada 89701-4201**
**(775) 684-5708**
**Website: www.nvsos.gov**
**www.nvsilverflume.gov**



# Formation -
# profit Corporation
Continued, Page 2

| | | |
|---|---|---|
| **6. Benefit Corporation:** (For NRS 78, NRS 78A, and NRS 89, optional. See instructions.) | By selecting "Yes" you are indicating that the corporation is organized as a benefit corporation pursuant to NRS Chapter 78B with a purpose of creating a general or specific public benefit. The purpose for which the benefit corporation is created must be disclosed in the below purpose field. | **Yes** ☐ |

| | |
|---|---|
| **7. Purpose/Profession to be practiced:** (Required for NRS 80, NRS 89 and any entity selecting Benefit Corporation. See instructions.) | **CLIMATE DECARBONIZATION INDUSTRY** |

**8. Authorized Shares:**
(Number of shares corporation is authorized to issue)

Number of common shares with Par value: 50000000.0    Par value: $ .001

Number of preferred shares with Par value: 0    Par value: $ 0

Number of shares with no par value: **0**

If more than one class or series of stock is authorized, please attach the information on an additional sheet of paper.

**9. Name and Signature of: Officer making the statement or Authorized Signer** for NRS 80. **Name, Address and Signature of the Incorporator** for NRS 78, 78A, and 89. NRS 89 - Each Organizer/ Incorporator must be a licensed professional.

**I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.**

| Steven Williams | United States |
|---|---|
| Name | Country |

| 601 E Charleston Blvd Ste 100 | Las Vegas | NV | 89104 |
|---|---|---|---|
| Address | City | State | Zip/Postal Code |

**X** _Steven Williams_    (attach additional page if necessary)

## AN INITIAL LIST OF OFFICERS MUST ACCOMPANY THIS FILING

**Please include any required or optional information in space below:**
(attach additional page(s) if necessary)



| Filed in the Office of | Business Number E8174282020-2 |
|---|---|
| *Barbara K. Cegavske* (signature) | Filing Number 20200817427 |
| Secretary of State State Of Nevada | Filed On 07/29/2020 16:06:39 PM |
| | Number of Pages 4 |

**BARBARA K. CEGAVSKE**
**Secretary of State**
**202 North Carson Street**
**Carson City, Nevada 89701-4201**
**(775) 684-5708**
**Website: www.nvsos.gov**

# Registered Agent Acceptance/Statement of Change

(PURSUANT TO NRS 77.310, 77.340, 77.350, 77.380)

**TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT**

| | |
|---|---|
| **1. Entity information:** | Name of represented entity: ECO ALLIES INC.<br>Entity or Nevada Business Identification Number (NVID):<br>(for entities currently on file) |
| **2. Registered Agent Acceptance:** | [X] Registered Agent Acceptance |
| **3. Information Being Changed:** | Statement of Change takes the following effect: (select only one)<br>[X] Appoints New Agent (complete section 5)<br>[ ] Update Represented Entity Acting as Registered Agent (complete sections 5)<br>[ ] Update Registered Agent Name (complete sections 4 & 5)<br>[ ] Update Registered Agent Address (complete sections 4 & 5) |
| **4. Registered Agent Information Before the Change:** (Non-commercial registered agents **ONLY**) | Name of Registered Agent **OR** Title of Office or Position with Entity<br>Street Address / City / Nevada / Zip Code<br>Mailing Address (if different from street address) / City / Nevada / Zip Code |
| **5. Newly Appointed Registered Agent or Registered Agent Information After the Change:** | [X] Commercial Registered Agent:(name only below) [ ] Noncommercial Registered Agent (name and address below) [ ] Office or Position with Entity (title or position and address below)<br>THE CORPORATE PLACE, INC.<br>Name of Registered Agent **OR** Title of Office or Position within Entity<br>Street Address / City / Nevada / Zip Code<br>Mailing Address (if different from street address) / City / Nevada / Zip Code |
| **6. Electronic Notification:** (Optional) | Email address for electronic notifications for "Non-Commercial" or "Office or Positions with Entity" registered agents only: |
| **7. Certificate of Acceptance of Appointment of Registered Agent:** (Required) | *I hereby accept appointment as Registered Agent for the above named Entity.*<br>X *Aubry Bjarnason* (signature) — 7/29/2020<br>**Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity** — Date |
| **8. Signature of Represented Entity:** (Required) | X<br>**Authorized Signature On Behalf of the Entity** — Date |

**FEE: $60.00**

This form must be accompanied by appropriate fees.